SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule TO

Amendment No. 1

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)

of the Securities Exchange Act of 1934

Expedia, Inc.

(Name of Subject Company and Filing Person (Issuer) and Name of Filing Person (Offeror))

0.125% Convertible Senior Notes due 2019

(Title of Class of Securities)

43739Q AB6

(CUSIP Number of Class of Securities)

Robert J. Dzielak

Executive Vice President, General Counsel and Secretary

Expedia, Inc.

333 108th Avenue NE

Bellevue, Washington 98004

(425) 679-7200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Joshua A. Feltman, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$402,652,335.00	$40,547.09

(1)	Calculated solely for purposes of determining the filing fee. The purchase price of the 0.125% Convertible Senior Notes due 2019 (the “Notes”), as described herein, is 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the purchase date. As of December 16, 2015, there was $402,500,000.00 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $402,652,335.00.
(2)	The amount of the filing fee equals $100.70 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $40,547.09	Filing Party: Expedia, Inc.
Form or Registration No.: Schedule TO	Date Filed: December 17, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on December 17, 2015 (as amended from time to time, the “Schedule TO”) filed by Expedia, Inc., a Delaware corporation (the “Company” or “Expedia”),

As required by the Indenture, dated as of March 31, 2014 (as amended, supplemented or otherwise modified from time to time, including by the First Supplemental Indenture, dated as of December 15, 2015 (the “First Supplemental Indenture”), the “Indenture”), among Expedia (as successor to HomeAway, Inc. (“HomeAway”) and with respect to the First Supplemental Indenture, in its own capacity) and U.S. Bank National Association, as trustee (the “Trustee”), relating to the 0.125% Convertible Senior Notes due 2019 (the “Notes”) of the Company, and pursuant to the terms and subject to the conditions set forth therein, the Schedule TO was filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to purchase for cash all of such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, on January 20, 2016 (the “Fundamental Change Purchase Date”), pursuant to the terms and conditions of the Fundamental Change Company Notice and Offer to Purchase dated December 17, 2015 (as it may be amended and supplemented from time to time, the “Fundamental Change Company Notice”), attached as Exhibit (a)(1) to the Schedule TO, the Indenture and the Notes.

Holders may tender their Notes until 5:00 p.m., New York City time, on January 19, 2016.

The Schedule TO is intended to satisfy the requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Fundamental Change Company Notice is incorporated in the Schedule TO in response to Items 1 through 11 of the Schedule TO, except for those Items as to which information is specifically provided in the Schedule TO. All capitalized terms used but not specifically defined in the Schedule TO shall have the meanings given to such terms in the Fundamental Change Company Notice.

Items 1 through 11

Items 1 through 11 of the Schedule TO and the Fundamental Change Company Notice are hereby amended by (i) replacing each reference to “43739Q AA8” with “43739Q AB6”, (ii) deleting the reference to “, ISIN US43739QAA85” and (iii) replacing the reference to “Sections 14.01, 14.07 and 15.02 of the Indenture” with “Sections 14.03, 14.07 and 15.02 of the Indenture”.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Expedia, Inc.

By:	/s/ ROBERT J. DZIELAK
Robert J. Dzielak Executive Vice President, General Counsel and Secretary

Dated: December 21, 2015